FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              For January 12, 2006

                           BLUEPHOENIX SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                     8 MASKIT STREET, HERZLIA 46120, ISRAEL
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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                                    CONTENTS

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the annual general meeting of shareholders of the Registrant held on December 27, 2005, the shareholders approved all of the proposed resolutions set forth in the proxy statement filed on Form 6-K on November 30, 2005, as follows:

(1)  To re-elect the following persons to serve as members of the Board of
     Directors: Gad Goldstein, Aaron Crystal, Arie Kilman, Iris Yahal, Dan Goldstein, Shai Beilis, Naamit Salomon and Gur Shomron until the next annual general meeting of shareholders; to re-elect Mr. Michael Chill to serve as outside director for additional term of three years ending on July 22, 2009 (in addition to Ms. Amira Berokovitz-Amir currently serving as outside director of the Company);

(2) To reappoint the Company's auditor, Ziv Haft, as the Company's independent auditor for the period beginning on the Annual General Meeting jeld on December 27, 2005 and ending on the next annual general meeting;

(3) To approve the remuneration of Mr. Kilman, the Chief Executive Officer, and Ms. Yahal, the Chief Financial Officer, including the grant of options to purchase Ordinary Shares, as approved by the Registrant's Audit Committee and Board of Directors;

(4) To amend the Company's Articles of Association with respect to indemnification of office holders as described in the proxy statement dated November 30, 2005, and replace it by the restated Articles of Association attached hereto as Exhibit 3.1;

(5) To amend the company's indemnification letter agreements with each of its office holders and replace it by the amended form attached hereto as
     Exhibit 3.2.


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      BLUEPHOENIX SOLUTIONS LTD.
                                                      (Registrant)



                                                      By: /S/ Yael Peretz
                                                      -------------------
                                                      Yael Peretz
                                                      Legal Advisor


Dated: January 12, 2006


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                                  EXHIBIT INDEX

EXHIBIT NUMBER                     DESCRIPTION OF EXHIBIT

3.1 AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE REGISTRANT, AS ADOPTED ON DECEMBER 27, 2005

3.2 AMENDED FORM AND RESTATED FORM OF THE INDEMNIFICATION LETTER TO BE GRANTED BY THE REGISTRANT TO ITS OFFICE HOLDERS, AS ADOPTED ON DECEMBER 27, 2005



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